FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 13, 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC

(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

          If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: May 13, 2005	By:	/s/ STEVEN JOHN WEBB

Steven John Webb
Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

PREMIER FARNELL PLC

2.	Name of shareholder having a major interest

FMR CORP (FIDELITY) AND FIDELITY INTERNATIONAL LIMITED AND THEIR SUBSIDIARIES

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON-BENEFICIAL

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	STATE STREET HONG KONG	27,200
	BANK OF NEW YORK BRUSSELS	399,300
	BROWN BROS HARRIMN LTD LUX	9,600
	JP MORGAN BOURNEMOUTH	2,881,176
	NATIONAL ASTL BK MELBOURNE	674,900
	NORTHERN TRUST LONDON	3,786,975
	STATE STREET BK & TR CO LNDN	1,210,842
	BROWN BROS HARRIMN AND CO	6,048,200
	BANK OF NEW YORK	336,900
	JP MORGAN CHASE BANK	423,900
	MORGAN STANLEY & CO. INC.	24,200
	NORTHERN TRUST CO	477,300
	STATE STREET BANK & TRUST CO	1,365,032
	BANK OF NEW YORK BRUSSELS	1,163,980
	BANKERS TRUST LONDON	482,100
	CHASE MANHATTAN LONDON	22,900
	CHASE MANHATTAN BANK AG FRANKFURT	164,800
	CITIBANK LONDON	449,200
	CLYDESDALE BANK PLC	183,700
	DEXIA PRIVATBANK (SCHWEIZ)	19,000
	MELLON BANK	1,181,600
	MIDLAND SECURITIES SERVICES	242,300
	NORDEA BANK AB	52,200

5.	Number of shares/amount of stock acquired

NOT DISCLOSED

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

173,332

8.	Percentage of issued class

0.05%

9.	Class of security

ORDINARY SHARES OF 5P EACH

10.	Date of transaction

NOT DISCLOSED

11.	Date company informed

12 MAY 2005

12.	Total holding following this notification

21,627,305

13.	Total percentage holding of issued class following this notification

5.96%

14.	Any additional information

15.	Name of contact and telephone number for queries

STEVEN WEBB
COMPANY SECRETARY
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS
LS12 2QQ
TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification

STEVEN WEBB
COMPANY SECRETARY

Date of notification: 13 MAY 2005